Cerberus Mortgage Capital, Inc.

c/o Cerberus Capital Management, L.P.

875 Third Avenue, 11th Floor

New York 10022

February 27, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:                 Sonia Gupta Barros, Esq.

Stacey Gorman, Esq.

Re:                             Cerberus Mortgage Capital, Inc.

Registration Statement on Form S-11 (File No. 333-186550)

Application for Withdrawal of Registration Statement

Dear Ms. Barros and Ms. Gorman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cerberus Mortgage Capital, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-11, File Number 333-186550, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially submitted to the Commission on November 23, 2012.

At this time the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Please provide a copy of the Order to the Company’s legal counsel, Peter H. Ehrenberg, Esq. of Lowenstein Sandler LLP, via email at pehrenberg@lowenstein.com or facsimile at 973-597-2351.  If you have any questions regarding this application, please contact Mr. Ehrenberg directly at 212-204-8697.

Thank you for your attention to this matter.

Very truly yours,

/s/ Michael Hitzmann

Michael Hitzmann
Senior Vice President

cc: Peter H. Ehrenberg, Esq.